Exhibit 10.1

Exclusive Patent License Agreement

This Exclusive Patent License Agreement (the “Agreement”), effective as of the date set forth above the signatures of the parties below (the “Effective Date”), is between SciSparc Ltd., an Israeli company, with a principal office at 20 Raul Walenberg St., Tel Aviv, Israel (“Licensor”) and Polyrizon Ltd., an Israeli corporation, with a principal place of business at 5 Hatidhar St., R’annana, Israel (“Licensee”).

WHEREAS, Licensor is the owner of certain Patent Rights and Know-How under the Licensed Patent Rights and Licensed Know-How (both, as defined below) and has the right to grant licenses under such Licensed Patent Rights and Licensed Know-How; and

WHEREAS, the Licensed Patent Rights and Licensed Know-How have several indications and therefore, the Licensee does not wish to purchase the Licensed Patent Rights and Licensed Know-How but rather receive the license under this Agreement for specific indications; and

WHEREAS, Licensee desires to obtain an exclusive license under the Licensed Patent Rights and Licensed Know-How (as defined below) to use such rights in the Field (as defined below) upon the terms and conditions hereinafter set forth; and

WHEREAS, Licensor desires to have the Licensed Patent Rights and Licensed Know-How developed and commercialized in the Field and is willing to grant an exclusive license thereunder.

NOW, THEREFORE, Licensor and Licensee hereby agree as follows:

1.	Definitions.

1.1.	“Affiliate” shall mean any legal entity (such as a corporation, partnership, or limited liability company) that is Controlled by a party to this Agreement. For the purposes of this definition, the term “Control” means (i) beneficial ownership of at least fifty percent (50%) of the voting securities of a corporation or other business organization with voting securities or (ii) a fifty percent (50%) or greater interest in the net assets or profits of a partnership or other business organization without voting securities.

1.2.	“Cover”, “Covering”, or “Covered” shall mean, with respect to the Licensed Patent Right, that, but for a license thereto (or ownership thereof), the Exploitation of a product or method would infringe a Valid Claim of such Licensed Patent Right in the country or territory in which such activity occurs without a license thereto (or ownership thereof), if such Licensed Patent Right is an issued patent, or if such Licensed Patent Right is a pending patent application, would infringe such Valid Claim if such Licensed Patent Right were to issue.

1.3.	“Exploit” shall have the meaning given in Section 2.1 below.

1.4.	“Field” shall mean the diagnosis, prevention, and treatment of pain in humans.

1.5.	“First Commercial Sale” shall mean, with respect to any Licensed Product in a country in the Territory, the first sale for use or consumption by the general public of such Licensed Product in such country after regulatory approval of such Licensed Product in such country has been granted (if required), or such marketing and sale is otherwise permitted, by the applicable regulatory or other authority of such country.

1.6.	“Know-How” shall mean any tangible and intangible information, techniques, technology, practices, inventions (whether patentable or not), methods, knowledge, know-how, trade secrets, data (including without limiting, analytical and quality control data) and results, discoveries, design, formula, idea, method, models, research plans, procedures, process, laboratory records, chemical, but excluding any Licensed Patent Rights.

1.7.	“Licensed Know-How” shall mean any Know-How owned by Licensor that relates to the Licensed Patent Rights and is reasonably necessary for, Licensee’s development and commercialization of Licensed Products in the Field as permitted hereunder, including, but not limited to, any results generated by the SCI-160 Platform.

1.8.	“Licensed Patent Rights” shall mean (a) the patent applications and issued patents set forth in Exhibit A, (b) counterparts of the patent applications and issued patents set forth on Exhibit A in any country or territory of the world(c) all Patent Rights associated with (a) and (b) and (d) Patent Rights claiming priority from any of the Patent Rights described in the foregoing clauses (a) and (b) in any country or territory of the world.

1.9.	“Licensed Product” shall mean any product, device, process, method or service that uses, Exploits, comprises, contains and/or incorporates and/or which is based on or improves the Licensed Patent Rights and Licensed Know-How or any part or derivative thereof, for which the sale, offer for sale, manufacture, importation, exportation or other use would, in the absence of a license under the Licensed Patent Rights and Licensed Know-How, infringe one or more Valid Claims of the Licensed Patent Rights and/or otherwise infringe the Licensed Patent Rights and Licensed Know-How, including any product, device, process, method or service that includes a synthetic cannabinoid or a salt thereof and an N-acylethanolamine or a salt thereof, the Exploitation of which is Covered by any Valid Claim within the Licensed Patent Rights.

1.10.	“Patent Rights” shall mean all patent applications in any of the countries or territories of the world, all patents that issue from such applications, including utility patents, utility models, design patents, and certificates of invention, and all provisionals, divisionals, continuations, continuations-in-part, reissues, reexaminations, renewals, extensions (including any supplementary protection certificates and patent term extensions), additions, and substitute applications with respect to any such patent applications and patents.

1.11.	“Reporting Period” shall begin on the first day of each calendar quarter and end on the last day of such calendar quarter.

1.12.	“Sales” shall mean the gross amount billed by Licensee, its Affiliates and sublicensees for Licensed Products or any other revenues Licensee may receive from payments made to it in connection with the Licensed Patent Rights and Licensed Know-How, less the following:

(i) customary trade, quantity, or cash discounts to the extent actually allowed and taken; and

(ii) to the extent separately stated on purchase orders, invoices, or other documents of sale, any taxes or other governmental charges levied on the production, sale, transportation, delivery, or use of a Licensed Product which is paid by or on behalf of Licensee.

Sales shall occur on the date of billing for a Licensed Product. If a Licensed Product is distributed at a discounted price that is substantially lower than the customary price charged by Licensee, or distributed for non-cash consideration (whether or not at a discount), Sales shall be calculated based on the non-discounted amount of the Licensed Product charged to an independent third party during the same Reporting Period or, in the absence of such sales, on the fair market value of the Licensed Product.

Non-monetary consideration shall not be accepted by Licensee, any Affiliate or any Sublicensee for any Licensed Products without the prior written consent of Licensor.

1.13.	“SCI-160 Platform” shall mean Licensor’s proprietary combination of synthetic Cannabinoid and PEA.

1.14.	“Sublicense Income” shall mean any payments that Licensee or an Affiliate invoices to a Sublicensee in consideration of the sublicense of the rights granted to Licensee or an Affiliate under Section 2.1, including without limitation license fees, milestone payments, license maintenance fees, and other payments, but specifically excluding running royalties on net sales by Sublicensees.

1.15.	“Sublicensee” shall mean any sublicensee of Licensee or its Affiliates of the rights granted to Licensee under Section 2.1.

1.16.	“Territory” shall mean worldwide.

1.17.	“Valid Claim” shall mean a claim of (a) any issued, unexpired patent, which has not been donated to the public, disclaimed, or held invalid or unenforceable by a court of competent jurisdiction in an unappealed or unappealable decision or (b) a pending patent application that has not been expressly abandoned or finally rejected without the possibility of appeal or refiling.

2.	Grant of Rights.

2.1.	Exclusive License Grant. Subject to the terms of this Agreement, Licensor hereby grants to Licensee and its Affiliates a royalty-bearing, exclusive (even as to the Licensor), sub-licensable right and license under the Licensed Patent Rights and Licensed Know-How to use, research and develop the Licensed Patent Rights and Licensed Know-How and to research, develop, make, have made, use, sell, distribute, offer to sell, lease, export and otherwise commercialize, exploit and practice (collectively, “Exploit”) the Licensed Products in the Field in the Territory, during the Term (unless earlier terminated in accordance with the terms of this Agreement).

2.2.	Permissible Exclusions. Licensor shall have the right to exclude any Licensed Product from the scope of the grant contained in Section 2.1, if, in Licensor’s reasonable judgment, such Licensed Product or Licensee’s intended method of marketing and/or commercializing such Licensed Product (as described by Licensee in a report furnished pursuant to Section 3.1.1), will possibly conflict with Licensor’s markets, products or business plans outside the Field, provided that Licensor provides Licensee with notice of any such exclusion by the later of (a) the commencement of actual development of the Licensed Product by Licensee and (b) forty five (45) days after delivery of a report under Section 3.1.1 in relation to such Licensed Product.

2.3.	Sublicenses. Licensee shall have the right to grant sublicenses of its rights under Section 2.1 to use, research & develop the Licensed Patent Rights and Licensed Know-How and to develop, make, have made, use, sell, offer to sell, lease, and export Licensed Products in the Field in the Territory only during the Term, subject to the terms of this Section 2.3. Any sublicense is to be granted pursuant to a written agreement which has been approved in advance and in writing by Licensor (so as to make sure that the Licensor’s rights under such agreement are maintained and that the sublicensee is not unreasonable based on the following indicators; (i) sublicensee is in legal proceeding against Licensor, (ii) sublicensee has equity less than US$5 million (as reflected in such Buyer’s most recent audited financial statements or other applicable financial reports of the Buyer to the extent the buyer is not required to have audited financial statements and financial statements are not available) all as to be determined by Licensor in its reasonable discretion), which such approval shall not be unreasonably withheld, with the terms of such sublicense agreement consistent with the terms of this Agreement and containing the following terms and conditions:

2.3.1.	the sublicense agreement shall terminate automatically upon the termination of the license hereunder for any reason; provided that if the Sublicensee is not then in breach of its sublicense agreement with Licensee such that Licensee would have the right to terminate such sublicense, such Sublicensee shall have the right to seek a license from Licensor;

2.3.2.	the Sublicensee shall be bound by provisions substantially similar to those in Section 14 below relating to confidentiality binding Licensee;

2.3.3.	all terms necessary to enable performance by Licensee of its obligations hereunder, including with respect to reporting and audit rights;

2.3.4.	the sublicense shall not be assignable, otherwise transferable or further sublicensable, other than with Licensor’s prior written consent;

2.3.5.	any act or omission by the Sublicensee which would have constituted a breach of this Agreement by Licensee had it been the act or omission of Licensee and which is not cured within the applicable cure period, shall constitute a breach of the sublicense agreement with Licensee entitling Licensee to terminate the sublicense, and Licensee hereby undertakes to inform Licensor forthwith upon receipt of knowledge by Licensee of such breach and, at the request of Licensor, and at Licensee’s cost and expense, to exercise such right of termination; and

2.3.6.	Licensee shall provide Licensor with a copy of the signed sublicense agreement and all amendments thereto, within 14 days of the signature thereof.

2.4.	Retained Rights. Licensor retains all Licensed Patent Rights and Licensed Know-How in relation to any activity outside of the Field and in relation to any territory outside of the Territory.

2.5.	No Additional Rights. Nothing in this Agreement shall be construed to confer any rights upon Licensee by implication, estoppel, or otherwise as to any technology or patent rights of Licensor or any other entity other than the Licensed Patent Rights and the Licensed Know-How, regardless of whether such technology or patent rights shall be dominant or subordinate to any Licensed Patent Rights or the Licensed Know-How.

2.6.	Regulatory Approvals. For the avoidance of doubt, Licensee shall be solely responsible for obtaining any necessary licenses, permits, or approvals required by relevant governmental authorities and/or other regulatory entities in any country in connection with the execution of its rights hereunder, at its sole cost and expense.

3.	Licensee Diligence and Reporting Obligations.

3.1.	Diligence Requirements. Licensee shall use diligent efforts, or shall cause its Affiliates and Sublicensees to use diligent efforts, to develop Licensed Products and to introduce Licensed Products into the commercial market; thereafter, Licensee, its Affiliates or Sublicensees shall make Licensed Products reasonably available to the public. Specifically, Licensee, its Affiliates or Sublicensee shall fulfill the following obligations:

3.1.1.	Within thirty (30) days after the end of each calendar quarter, Licensee shall furnish Licensor with a written report (consistent with Section 5.2.1) on the progress of its efforts during the immediately preceding calendar quarter to develop and commercialize Licensed Products. The report shall also contain a discussion of intended efforts and sales projections for the quarter in which the report is submitted.

3.2.	Materiality of Section. In the event that Licensor determines that Licensee (or its Affiliates or a Sublicensee) has failed to fulfill any of its obligations under Section 3.1, then Licensor may treat such failure as a material breach in accordance with Section 12.5.2.

4.	Royalties and Payment Terms.

4.1.	Consideration for Grant of Rights.

4.1.1.	Issuance of Shares.

4.1.1.1.	Consideration. In consideration for the Grant of Rights hereunder, immediately upon the Effective Date, Licensee shall issue to Licensor 278,400 (two hundred and seventy-eight thousand and four hundred) ordinary shares of the Company (the “Licensee Shares”) which upon a Trigger Event and subject to the Adjustment shall reflect an issue price of USD $3,000,000 (the “Purchase Amount”). If applicable, upon the occurrence of a Trigger Event (as defined below), the Licensee shall issue to Licensor, for no additional consideration, Additional Securities (as defined below) and pre-funded Warrants (if applicable). All Licensee Shares, pre-funded Warrants and Additional Securities issued to Licensor shall be called “Consideration”. Licensee Shares to be issued pursuant to this Agreement (including Licensee Shares issuable upon exercise of Additional Securities and Pre-Funded Warrants) will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable. The Licensee Share and Additional Securities shall be subject to Adjustments (as defined below).

“Trigger Event” shall mean the first of the following events to occur as of the Effective Date:

(i)	The listing of the Company’s ordinary shares on a publicly traded stock exchange (the “Listing”);

(ii)	An M&A Event which shall mean: (i) A merger, consolidation, reorganization or other similar transaction or series of related transactions by the Company with or into another entity (not affiliated to the Company), which results in the voting securities of the Company outstanding immediately prior thereto representing less than a majority of the combined voting power of the voting securities of the Company or the surviving or acquiring entity outstanding immediately after such merger, consolidation, reorganization or other similar transaction; (ii) a sale, lease or other conveyance of all or substantially all of the assets of the Company to a person or entity un-affiliated with the Company (including but not limited to the grant of an exclusive worldwide license covering all or substantially all of the intellectual property rights or technology of the Company, which has the same economic effect as a sale of all or substantially all of the Company’s intellectual property or technology); or (iii) the sale of shares of the Company by its shareholders (pro-rata between all of them), in a single transaction or a series of related transactions, to a person or entity un-affiliated with the Company, of more than 50% of the voting power of the voting securities of the Company.

(iii)	An equity financing event, which means a bona fide transaction or series of transactions with the principal purpose of raising a minimum capital of US$ 2 million, pursuant to which the Company issues and sells shares at a fixed valuation.

(iv)	The Elapse of 24 months from the Effective Date (the “Drop Date”).

“Additional Securities” shall mean securities issued pursuant to the specific Trigger Event but excluding the issuance of the Company’s ordinary shares (for example, in the event of a Listing, the Licensee shall issue to Licensor, for no additional consideration, the same securities offered in the Listing which together with the Licensee Shares shall be equal to the composition of the securities offered at the Listing (the “Unit”) -for example, if a Unit offered at the Listing consists of 1 ordinary share and 3 warrants, the Licensor shall receive from the Company, 3 warrants for every Licensee Share received hereunder).

Adjustment. In the event that, the Purchase Amount, divided by the price per share offered pursuant to a Trigger Event (and in the case of the Drop Date, the previous price per share offered in a financing round) (the “Trigger Event PPS” and the “Trigger Event Share Amount”), results in a number which is less or more than the License Shares issued herein, then the difference between the Trigger Event Share Amount and the License Shares shall be adjusted to determine the number of Licensee Shares to be received as Consideration (the “Adjustment”), as follows: (i) downward Adjustment- immediately prior and contingent upon the closing of a Trigger Event, the Licensee shall transfer to the Licensor, for no additional cost and with no other action required on the part of the Licensor, such number of additional Licensee Shares (or if applicable, Units) , equal to the difference between (a) the number of Trigger Event Share Amount (or if applicable, Units) less (b) the number of Licensee Shares (or if applicable, Units) already issued to Licensor; (ii) Upwards Adjustment- immediately prior and contingent upon the closing of a Trigger Event, the Licensor shall transfer to the Licensee, for no additional cost and with no other action required on the part of the Licensee, such number of Licensee Shares (or if applicable, Units), equal to the difference between (a) the number of Licensee Shares (or if applicable, Units) already issued to Licensor, less (b) the number of Trigger Event Share Amount (or if applicable, Units).

4.1.1.2.	Under no circumstances shall the Licensee issue Licensee Shares to Licensor, to the extent that after giving effect to such issuance, the Licensor, together with any affiliate thereof, would beneficially own (as determined in accordance with Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended and the rules promulgated thereunder) in excess of 9.9% of the number of Licensee Shares outstanding immediately after giving effect to such issuance (the “License Agreement Ownership Limitation”). If, due to the License Agreement Ownership Limitation, Licensee cannot issue Licensee Shares (whether as part of a Unit or standalone), due to be issued pursuant to this agreement, Licensee shall (i) issue all such Licensee Shares that may be issued without causing Licensor to exceed the License Agreement Ownership Limitation, and (ii) issue to Licensor, pre-funded warrants to purchase Licensee Shares, in lieu of Licensee Shares not so provided to Licensor. For the avoidance of doubt, pre-funded warrants shall not be issued in lieu of warrants, if so offered, as part of a Unit. Notwithstanding the above, if the Additional Securities include an ownership limitation mechanism (the “Alternative Ownership Limitation Mechanism”), then the Alternative Ownership Limitation Mechanism shall supersede the License Agreement Ownership Limitation in relation to Additional Securities.

4.1.2.	Development Milestone Fee. In addition to the Consideration, Licensee shall pay Licensor the agreed Development Milestone Fee (as defined in Exhibit B), conditioned upon the completion of the Milestones as set forth in the Development Plan (both as defined below), all as to be set forth in the Development Plan.

It is agreed that Licensee shall notify Licensor within three (3) business days as of the completion of each Milestone. Without derogating from Section 4.2 below, upon the completion of each Milestone, Licensee shall pay Licensor the applicable Development Milestone Fee as set out in the Development Plan within fourteen (14) days of Licensee’s notice of completion of such Milestone.

4.1.3.	Running Royalties. During the applicable Royalty Term, Licensee shall pay to Licensor a running royalty of five percent (5%) of Sales by Licensee and its Affiliates. Running royalties shall be payable for each Reporting Period and shall be due to Licensor within thirty (30) days of the end of each Reporting Period.

4.1.4.	Sublicense Income. During the applicable Royalty Term, Licensee shall pay Licensor a total of twenty-five percent (25%) of all Sublicense Income received by Licensee or its Affiliates. Such amount shall be payable for each Reporting Period and shall be due to Licensor within thirty (30) days of the end of each Reporting Period.

4.2.	General Payment Terms.

4.2.1.	Method of Payment. All payments under this Agreement should be made payable to “SciSparc Ltd.” and sent to the address identified in Section 15.1. Each payment should reference this Agreement and identify the obligation under this Agreement that the payment satisfies.

4.2.2.	Payments in U.S. Dollars. All payments due under this Agreement shall be made in U.S. dollars or in the NIS equivalent thereof in accordance with the representative rate of exchange of the U.S. dollar last published by the Bank of Israel prior to the date of payment, at the discretion of Licensee. Such payments shall be without deduction of exchange, collection, or other charges, and, specifically, without deduction of withholding or similar taxes or other government imposed fees or taxes, except as permitted in the definition of Sales.

4.2.3.	Late Payments. Any payments by Licensee that are not paid on or before the date such payments are due under this Agreement shall bear interest, to the extent permitted by law, at two percentage points above SOFR on the date payment is due.

5.	Development Plan; Reports and Records.

5.1.	Development Plan. Attached as Exhibit B is a development plan detailing Licensee’s development efforts in connection with Licensed Patent Rights and Licensed Know-How (as updated from time to time pursuant to the terms hereto, the “Development Plan”).

5.2.	Frequency of Reports.

Licensee shall make the following reports to Licensor, in addition to the reports it is required to make under Section 3.1.1:

5.2.1.	Quarterly Reports. Following First Commercial Sale; and/or signing a first sublicense agreement, whichever is earlier, Licensee shall deliver reports to Licensor, within five (5) days of the end of each Reporting Period, containing information concerning the immediately preceding Reporting Period, as further described in Section 5.3.

5.2.2.	Development Plan Updates. Licensee shall report on the progress of development against the Development Plan annually. Licensee may deliver suggested updates to the Development Plan to Licensor, which shall include (as applicable) a description of proposed Licensed Products and related development and commercialization efforts (including with respect to allocated resources), within five (5) days of the end of each annual period, which shall be implemented into the Development Plan subject to Licensor’s written approval.

5.2.3.	Upon First Commercial Sale of a Licensed Product. In addition to any other reports required hereunder, Licensee shall report to Licensor the date of First Commercial Sale of a Licensed Product within thirty (30) days of occurrence in each country.

5.3.	Content of Reports and Payments. Each report delivered by Licensee to Licensor shall contain at least the following information for the immediately preceding Reporting Period:

5.3.1.	the number of Licensed Products sold, leased or distributed by Licensee, its Affiliates and Sublicensees to independent third parties in each country, the names of such third parties, and, if applicable, the number of Licensed Products used by Licensee, its Affiliates and Sublicensees in the provision of services in each country;

5.3.2.	the gross price charged by Licensee, its Affiliates and Sublicensees for each Licensed Product;

5.3.3.	calculation of Sales for the applicable Reporting Period in each country, including a reasonably detailed listing of applicable deductions;

5.3.4.	total royalty payable on Sales in U.S. dollars, together with the exchange rates used for conversion;

5.3.5.	the amount of Sublicense Income charged by Licensee to each Sublicensee and the amount due to Licensor from such Sublicense Income, including an itemized breakdown of the sources of income comprising the Sublicense Income; and

5.3.6.	the number of sublicenses entered into for the Licensed Patent Rights and Licensed Know-How.

If no amounts are due to Licensor for any Reporting Period, the report shall so state.

5.4.	Records. Licensee shall maintain, and shall cause its Affiliates and Sublicensees to maintain, complete and accurate records relating to the rights and obligations under this Agreement and any amounts payable to Licensor in relation to this Agreement, which records shall contain sufficient information to permit Licensor to confirm the accuracy of any reports delivered to Licensor and compliance in other respects with this Agreement. The relevant party shall retain such records for at least five (5) years following the end of the calendar year to which they pertain, during which time Licensor, or its appointed agents, shall have the right, at Licensor’s expense, to inspect such records during normal business hours to verify any reports and payments made or compliance in other respects under this Agreement. In the event that any audit performed under this Section reveals an underpayment in excess of five percent (5%), Licensee shall bear the full cost of such audit and shall remit any amounts due to Licensor (plus interest, if applicable) within thirty (30) days of receiving notice thereof from Licensor.

6.	Patent Prosecution; Joint Intellectual Property.

6.1.	Patent Prosecution.

6.1.1.	Responsibility for Licensed Patent Rights. Licensor shall prepare, file, prosecute, and maintain all of the Licensed Patent Rights, subject to its sole discretion. For avoidance of doubt, during the Term, Licensor undertakes to maintain the protection over the Licensed Patent Rights in at least three jurisdictions, one of them being USA.

6.1.2.	Payment of Expenses. Payment of all fees and costs, including attorneys’ fees, relating to the filing, prosecution and maintenance of the Licensed Patent Rights shall be the responsibility of Licensor (“Expenses”), provided that Licensee shall reimburse Licensor, upon request and subject to supporting records to be provided by Licensor, for twenty five percent (25%) of any Expenses, within thirty (30) days from the date of any invoice to be provided by Licensor in that respect.

6.2.	Joint Intellectual Property.

6.2.1.	General. It is hereby agreed that any patentable invention resulting from any portion of intellectual property made, developed, conceived, first reduced to practice, fixed in any tangible medium of expression or created by Licensee, during the term of this Agreement and in connection with the development of Licensed Products hereunder (“Joint Intellectual Property”) will be the joint property of, and the entire right, title and interest is hereby assigned jointly to, both parties. Neither party may enjoy any rights and privileges or ownership of such joint property without the consent of, or accounting to the other.

6.2.2.	Protection of Joint Intellectual Property. The parties shall jointly agree, in a separate written agreement to be executed by the parties (“Joint IP Agreement”), on appropriate ways to protect the Joint Intellectual Property over the Licensed Products of the joint project, including without limitation by applying for and enforcing patents for the Licensed Products in any and all countries. The Joint IP Agreement shall also address the impact of termination of this Agreement on the Joint Intellectual Property. The parties shall jointly appoint a team that will carry out all activities necessary for the legal protection of their joint rights to the Joint Intellectual Property, on behalf of the parties, and execute and file any document needed to for securing any patent, any applications regarding same or any other right or protection relating to any proprietary information (including the Licensed Products), and to do all other lawfully permitted acts to further the prosecution and issuance of patents, or any other right or protection relating to any proprietary information (including the Licensed Products), all as to be set forth in the Joint IP Agreement.

6.2.3.	For avoidance of doubt, it is hereby clarified that neither party shall enjoy any of the Joint Intellectual Property, including in connection with the exploitation of the rights granted to Licensee under Section 2.1 above, or be permitted to sell, license, assign, transfer or file any application in connection with such Joint Intellectual Property, until the Joint IP Agreement is executed by the parties.

7.	Infringement.

7.1.	Notification of Infringement. Each party agrees to provide written notice to the other party promptly after becoming aware of any infringement of the Licensed Patent Rights.

7.2.	Right to Prosecute Infringements.

7.2.1.	Licensee Right to Prosecute. So long as Licensee remains the exclusive licensee of the Licensed Patent Rights and Licensed Know-How in the Field in the Territory, Licensee, to the extent permitted by law, shall have the right, under its own control and at its own expense, to prosecute any third party infringement of the Licensed Patent Rights and Licensed Know-How in the Field in the Territory, subject to Section 7.4. If required by law, Licensor shall permit any action under this Section to be brought in its name, including being joined as a party-plaintiff, provided that Licensee shall hold Licensor harmless from, and indemnify Licensor against, any costs, expenses, or liability that Licensor incurs in connection with such action. Prior to commencing any such action, Licensee shall consult with Licensor and shall consider the views of Licensor regarding the advisability of the proposed action. Licensee shall not enter into any settlement, consent judgment, or other voluntary final disposition of any infringement action under this Section without the prior written consent of Licensor.

7.2.2.	Licensor Right to Prosecute. In the event that Licensee is unsuccessful in persuading the alleged infringer to desist or fails to have initiated an infringement action within a reasonable time after Licensee first becomes aware of the basis for such action, Licensor shall have the right, at its sole discretion, to prosecute such infringement under its sole control and at its sole expense, and any recovery obtained shall be disbursed in accordance with Section 7.4 below.

7.3.	Declaratory Judgment Actions. In the event that a declaratory judgment action is brought against Licensor or Licensee by a third-party alleging invalidity, unenforceability, or non-infringement of the Licensed Patent Rights, Licensor, at its option, shall have the right within twenty (20) days after commencement of such action to take over the sole defense of the action at its own expense. If Licensor does not exercise this right, Licensee may take over the sole defense of the action at Licensee’s sole expense, subject to Section 7.4.

7.4.	Recovery. Any recovery obtained in an action brought by Licensee under Sections 7.2 or 7.3 shall be distributed as follows: (i) each party shall be reimbursed for any expenses or fees incurred in the action, and (ii) after such reimbursement, the parties shall share any award on a 70% / 30% basis, with 70% payable to Licensee and 30% payable to Licensor. Any recovery obtained in an action brought by Licensor under Sections 7.2 or 7.3 shall be distributed as follows: (i) each party shall be reimbursed for any expenses or fees incurred in the action, and (ii) after such reimbursement, the parties shall share any award on a 70% / 30% basis, with 70% payable to Licensor and 30% payable to Licensee.

7.5.	Cooperation. Each party agrees to cooperate in any action under this Section that is controlled by the other party, provided that the controlling party reimburses the cooperating party promptly for any costs and expenses incurred by the cooperating party in connection with providing such assistance.

7.6.	Right to Sublicense. So long as Licensee remains the exclusive licensee of the Licensed Patent Rights and Licensed Know-How in the Field in the Territory, Licensee shall have the sole right to sublicense any alleged infringer in the Field in the Territory for future use of the Licensed Patent Rights and Licensed Know-How in accordance with the terms and conditions of this Agreement relating to sublicenses. Any upfront fees as part of such sublicense shall be shared equally between Licensee and Licensor; other revenues to Licensee pursuant to such sublicense shall be treated as set forth in Section 4.

8.	Indemnification and Insurance.

8.1.	Indemnification.

8.1.1.	Indemnity. Licensee shall indemnify, defend, and hold harmless Licensor and its directors, officers, shareholders, employees, agents and advisors and their respective successors, heirs and assigns (the “Indemnitees”), against any liability, damage, loss, or expense (including reasonable attorney’s fees and expenses) incurred by or imposed upon any of the Indemnitees in connection with any claims, suits, actions, demands or judgments arising out of any theory of liability (including without limitation actions in the form of tort, warranty, or strict liability and regardless of whether such action has any factual basis) concerning any product, process, or service that is made, used, sold, imported, or performed pursuant to any right or license granted under this Agreement.

8.1.2.	Procedures. The Indemnitees agree to provide Licensee with prompt written notice of any claim, suit, action, demand, or judgment for which indemnification is sought under this Agreement. Licensee agrees, at its own expense, to provide attorneys reasonably acceptable to Licensor to defend against any such claim. The Indemnitees shall cooperate fully with Licensee in such defense and will permit Licensee to conduct and control such defense and the disposition of such claim, suit, or action (including all decisions relative to litigation, appeal, and settlement); provided, however, that any Indemnitee shall have the right to retain its own counsel, at the expense of Licensee, if representation of such Indemnitee by the counsel retained by Licensee would be inappropriate because of actual or potential differences in the interests of such Indemnitee and any other party represented by such counsel. Licensee agrees to keep Licensor informed of the progress in the defense and disposition of such claim and to consult with Licensor with regard to any proposed settlement. Licensee shall not enter into any settlement, consent judgment, or other voluntary final disposition of any claim, suit, action, demand, or judgment for which indemnification is sought under this Agreement without Licensor’s prior written consent.

8.2.	Insurance. Licensee shall procure and maintain, at its sole cost and expense, policies of insurance sufficient to cover its liability pursuant to this Agreement, including in relation to the clinical trials and the commercial sale of any Licensed Product, and including in relation to the indemnification obligations at Section 8.1 above, all in reasonable amounts and on reasonable terms in the circumstances, having regard, in particular, to the nature of the Licensed Products, during the period that any Licensed Product is being commercially distributed or sold by Licensee, its Affiliate or Sublicensee. Such policy shall name the Indemnitees as additional insureds. The policy or policies so issued shall include a “cross-liability” provision pursuant to which the insurance is deemed to be separate insurance for each named insured (without right of subrogation as against any of the insured under the policy, or any of their representatives, employees, officers, directors or anyone in their name). If Licensee elects to self-insure all or part of the limits described above (including deductibles or retentions which are in excess of a $250,000 annual aggregate), such self-insurance program shall include assets or reserves which have been actuarially determined for the liabilities associated with this Agreement and must be reasonably acceptable to Licensor. Licensee shall provide Licensor with Certificates of Insurance evidencing compliance with this Section. Licensee shall continue to maintain such insurance or self-insurance after the expiration or termination of this Agreement during any period in which Licensee, its Affiliates or Sublicensee continues to make, use, or sell a product that was a Licensed Product under this Agreement, and thereafter for a period of five (5) years.

9.	Representations or Warranties.

9.1.	Licensor hereby represents, warrants and covenants, as follows:

(a)	it has not granted and will not grant during the term of this Agreement any rights to third parties that are inconsistent with the rights and license granted to Licensee under this Agreement.

(b)	it has not received, as of the date of the Effective Date, any information (orally or otherwise), letter or document regarding pending legal suit or proceeding against it by a third party contesting the ownership or validity of the Licensed Patent Rights and Licensed Know-How or claiming that the practice of the Licensed Patent Rights and Licensed Know-How will infringe the rights of a third party; and

(c)	as of the Effective Date, to the Licensor’s knowledge, it has not received a written notification of any proceeding, opposition proceeding, cancellation proceeding or other derivative proceeding or reexamination relating to the Licensed Patent Rights.

(d)	The Licensor and/or its licensors is the sole owner of the Licensed Patent Rights and Licensed Know-How and/or is the sole licensee of the Licensed Patent Rights and Licensed Know-How from third party licensors and as such, Licensor holds all necessary licenses, rights, title and/or interest with respect thereto and to grant the License under this Agreement.

9.2.	Without derogating from the above, each party hereby represents and warrants as follows:

(a)	it has the power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and that the execution, delivery and performance by it of this Agreement and its compliance with the terms and provisions hereof do not and will not conflict with or result in a breach of any of the terms or provisions of or constitute a default under: (i) any other right or obligation provided under any other agreement or obligation that it has with any third party; (ii) the provisions of its charter documents; or (iii) any law, regulation, order, writ, injunction or decree of any court or governmental authority entered against it or by which any of its property is bound or subject to;

(b)	Subject to Licensee’s shareholders’ approval (at a shareholders general meeting), all actions on its part which are necessary for the authorization, execution, performance and delivery of this Agreement have been taken prior to the Effective Date.

(c)	Subject to Licensee’s shareholders’ approval (at a shareholders general meeting), this Agreement, when executed and delivered by it shall constitute a valid and legally binding obligation, legally enforceable against it in accordance with its terms.

9.3.	EXCEPT AS MAY OTHERWISE BE EXPRESSLY SET FORTH IN THIS AGREEMENT, LICENSOR MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND CONCERNING THE LICENSED PATENT RIGHTS AND/OR THE LICENSED KNOW-HOW, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT, VALIDITY OF LICENSED PATENT RIGHTS CLAIMS, WHETHER ISSUED OR PENDING, AND THE ABSENCE OF LATENT OR OTHER DEFECTS, WHETHER OR NOT DISCOVERABLE.

9.4.	EXCEPT IN THE EVENT SUCH IS THE RESULT OF A BREACH OF THE REPRESENTATIONS PROVIDED BY LICENSOR IN SECTION 9.1(D) OF THIS AGREEMENT, THE LIABILITY FOR WHICH SHALL IN ANY EVENT NOT EXCEED IN THE AGGREGATE, THE AMOUNTS PAID UNDER THIS AGREEMENT IN THE TWELVE MONTHS PRECEDING ANY SUCH CLAIM, IN NO EVENT SHALL LICENSOR, ITS DIRECTORS, OFFICERS, SHAREHOLDERS, EMPLOYEES, AGENTS, ADVISORS AND AFFILIATES BE LIABLE FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES OF ANY KIND, INCLUDING ECONOMIC DAMAGES OR INJURY TO PROPERTY AND LOST PROFITS, REGARDLESS OF WHETHER LICENSOR SHALL BE ADVISED, SHALL HAVE OTHER REASON TO KNOW, OR IN FACT SHALL KNOW OF THE POSSIBILITY OF THE FOREGOING.

10.	Assignment.

This Agreement is personal to Licensee and no rights or obligations may be assigned by Licensee without the prior written consent of Licensor. Any assignment of this Agreement in violation of this Section 10 shall be null and void.

11.	Compliance with Laws

11.1.	Compliance with Laws. Licensee shall comply, and shall ensure that each Sublicensee complies, with all local and international laws and regulations relating to the development, manufacture, use, and sale of Licensed Products, including obtaining any necessary licenses, permits, approvals, and consents as may be required for performance by the Licensee and/or Sublicensees of this Agreement.

11.2.	Export Control. Licensee, its Affiliates and Sublicensees shall comply with all applicable laws and regulations controlling the export of certain commodities and technical data, including without limitation all Export Administration Regulations of the United States Department of Commerce. Among other things, these laws and regulations prohibit or require a license for the export of certain types of commodities and technical data to specified countries. Licensee hereby gives written assurance that it will comply with, and will cause its Affiliates and Sublicensees to comply with, all applicable export control laws and regulations, that it bears sole responsibility for any violation of such laws and regulations by itself or its Affiliates or Sublicensees, and that it will indemnify, defend, and hold Licensor harmless (in accordance with Section 8.1) for the consequences of any such violation.

11.3.	Non-Use of Licensor Name. Licensee, its Affiliates and Sublicensees shall not use the name of “SciSparc Ltd.” or any variation, adaptation, or abbreviation thereof, or any Licensor trademark, or the terms of this Agreement in any promotional material or other public announcement or disclosure without the prior written consent of Licensor. The foregoing notwithstanding, without the consent of Licensor, Licensee may state that it is licensed by Licensor under one or more of the patents and/or patent applications comprising the Licensed Patent Rights.

12.	Term and Termination.

12.1.	Term. This Agreement shall commence as of the Effective Date and, unless sooner terminated in accordance with the terms hereof or by mutual written consent, shall expire on a country-by-country basis and Licensed Product-by-Licensed Product basis, upon the expiration of the Royalty Term with respect to a given Licensed Product in the applicable country (such period, the “Term”).

12.2.	Royalty Term. Royalties shall be payable on a Licensed Product-by-Licensed Product and country-by-country basis until the later of (i) fifteen (15) years after the First Commercial Sale of such Licensed Product in such country, or (ii) the expiration of the last to expire of the Licensed Patent Rights that would be infringed by the manufacture, use, sale, importation or offer for sale in such country of a given Licensed Product (including by reasons of extensions thereof under applicable Laws, including patent term extensions and including, for the avoidance of doubt, the validity term of the patents which constitute Joint Intellectual Property) (the “Royalty Term”). For clarity, termination or expiration of the Agreement shall not terminate the Royalty Term.

12.3.	Termination by Licensee. Licensee shall have the right to terminate this Agreement for Cause upon (i) at least six (6) months’ prior written notice to Licensor, such notice to state the date at least six (6) months in the future upon which termination is to be effective, and (ii) payment of all amounts due to Licensor through such termination effective date. “Cause” shall mean a reasonable reason whereby continuing to keep this Agreement in force shall be adverse to the Licensee (for example, there is no financial viability to the Licensed Products, the use of the Licensed Patents and/or Licensed Know-How are not longer permitted under applicable laws and regulations).

12.4.	Cessation of Business. If Licensee ceases to carry on its business, Licensor shall have the right to terminate this Agreement immediately upon written notice to Licensee. Accordingly, Licensor may terminate this Agreement if, at any time, Licensee shall file in any court or agency pursuant to any statute or regulation of the United States or of any individual state or foreign country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of the party or of its assets, or if Licensee proposes a written agreement of composition or extension of its debts, or if Licensee shall be served with an involuntary petition against it, filed in any insolvency proceeding, and such petition shall not be dismissed within sixty (60) days after the filing thereof, or if the other party shall propose or be a party to any dissolution or liquidation, or if the other party shall make an assignment for the benefit of its creditors.

12.5.	Cessation of Development.

(a)	If Licensee (i) ceases, as to be determined by Licensor in its reasonable discretion, to invest sufficient resources in the development efforts of Licensed Products or the TNT Technology (as defined below) at any time during the Term, and does not cure such failure to the reasonable satisfaction of Licensor within six (6) months of Licensor’s notice; and/or (ii) fails to invest in such development efforts at least three hundred thousand US Dollars (US $300,000) during the first three (3) years of the Term, Licensor shall have the right to terminate this Agreement immediately upon written notice to Licensee.

(b)	Notwithstanding anything to the contrary in this Agreement, the parties hereto agree, that under this Section 12.5, upon the elapse of the notice period of six (6) months (as aforesaid), the Licensee shall be entitled, during an additional six (6) month period (“Sourcing Period”), to sell the License granted under this Agreement to a third party buyer to be sourced by Licensee (“Buyer”), in the form of an assignment of this Agreement and pursuant to a written purchase agreement which has been approved in advance and in writing by Licensor (so as to make sure that the Licensor’s rights under such agreement are maintained and the Buyer is not unreasonable to Licensor based on the following indicators: (i) the Buyer is in legal proceedings against Licensor, (ii) the Buyer has equity less than US$5 million (as reflected in such Buyer’s most recent audited financial statements or other applicable financial reports of the Buyer to the extent the buyer is not required to have audited financial statements and financial statements are not available).

(c)	For the avoidance of doubt, it is made clear that in the event that Licensee fails to source an agreed Buyer within the Sourcing Period, Licensor shall have the right to terminate this Agreement immediately following the Sourcing Period, upon written notice to Licensee.

(d)	In the event that Licensee wishes to sell the License granted to it to an agreed Buyer, pursuant to this Section 12.5, the Licensee shall submit an Offer (as defined below) to sell such License to the Licensor prior to any sale of such License to the agreed Buyer.

(e)	“Offer” shall mean an offer delivered by Licensee to the Licensor to purchase the license granted under this Agreement on terms and conditions, including price, not less favorable than those on which Licensee proposes to sell such license to the agreed Buyer. The Offer shall disclose the identity of the prospective Buyer, the agreed terms of the sale or transfer and any other material facts relating to the sale of the License, and, to the extent applicable, a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed sale, which shall be attached to the Offer.

(f)	Licensor shall respond to the Offer within ten (10) days after receipt thereof (the “Offer Period”). Licensor shall have the right to accept or reject the Offer. In the event that Licensor shall elect to accept the Offer and purchase the License, Licensor shall communicate in writing such election to purchase the license to the Licensee, which communication shall be delivered by hand, email or mail to the Licensee at the address set forth herein and, following Licensee’s receipt, shall be deemed to constitute a valid, legally binding and enforceable agreement for the sale and purchase of the License, following which Licensor shall have the right to exercise the rights granted under the License with respect to the Licensed Patent Rights and Licensed Know-How, subject to the terms of the Offer. If Licensor rejects the Offer, Licensee shall be permitted to sell the License to the Buyer under the terms of Section 12.5(b) above.

“TNT Technology” shall mean the Licensee’s T&T platform delivery technology which is a meticulously designed to ensure prolonged residence time and intimate contact with the mucosal tissue, facilitating highly effective and targeted delivery of medications via nasal administration. Developed by Licensee’s team of drug delivery experts, the TNT Technology can be customized to accommodate different molecules, addressing their specific requirements to enhance therapeutic efficacy. The TNT Technology will be utilized for the delivery of the Licensed Patent Rights being Licensed under this Agreement, further exemplifying its versatility and effectiveness in drug delivery.

12.6.	Termination for Default. Without derogating from the above Sections 12.3 and 12.4, in the event Licensee commits a material breach of its obligations under this Agreement and fails to cure that breach within thirty (30) days after receiving written notice thereof, Licensor may terminate this Agreement immediately upon written notice to Licensee. Notwithstanding anything in this Agreement to the contrary, failure by Licensee to pay any amounts due and payable to Licensor within sixty (60) days after receiving written notice of such failure shall be deemed a material breach of this Agreement.

12.7.	Effect of Termination. The following provisions shall survive the expiration or termination of this Agreement: Sections 1, 4, 5.3, 5.4, 8, 9, 11.1, 11.2, 12.2, 12.7, 13, 14 and 15. In no event shall termination of this Agreement release Licensee, its Affiliates or Sublicensees from the obligation to pay any amounts that became due on or before or after the effective date of termination. Upon expiration or termination of this Agreement for any reason, Licensee shall promptly, and in no event within longer than thirty (30) days from the effective date of such expiration or termination, provide to Licensor all materials, documentation and/or other information related to the Licensed Product in Licensee’s and/or its Affiliates’ possession, including any data, results, regulatory information (including applications, registrations, licenses, authorizations, approvals and all clinical studies, tests, and manufacturing batch records relating to a Licensed Product, and all data contained in any of the foregoing) and files that relate to the Licensed Patent Rights and Licensed Know-How and/or the Licensed Product(s). Licensee shall fully cooperate with Licensor to effect such transfer and assignment and shall execute any document and perform any acts required to do so.

13.	Dispute Resolution.

13.1.	Mandatory Procedures. The parties agree that any dispute arising out of or relating to this Agreement shall be resolved solely by means of the procedures set forth in this Section, and that such procedures constitute legally binding obligations that are an essential provision of this Agreement. If either party fails to observe the procedures of this Section, as may be modified by their written agreement, the other party may bring an action for specific performance of these procedures in any court of competent jurisdiction.

13.2.	Equitable Remedies. Although the procedures specified in this Section are the sole and exclusive procedures for the resolution of disputes arising out of or relating to this Agreement, either party may seek a preliminary injunction or other provisional equitable relief if, in its reasonable judgment, such action is necessary to avoid irreparable harm to itself or to preserve its rights under this Agreement.

13.3.	Dispute Resolution Procedures. In the event any dispute arising out of or relating to this Agreement remains unresolved within sixty (60) days from the date the affected party informed the other party of such dispute, such dispute shall be resolved by arbitration in accordance with the Israeli Arbitration Law – 1968, before a single arbitrator experienced in the industries in which Licensor and Licensee operate. The arbitrator shall provide a reasoned decision in writing within a fourteen (14) day period following the submission of such dispute to the arbitrator, and the arbitrator’s decision shall be binding and conclusive on the parties hereto. In the event that the parties do not agree on the identity of the arbitrator within 4 days following the conclusion of the sixty (60) day period referred to above, the arbitrator shall be chosen by the Israel Bar Association.

13.4.	Performance to Continue. Each party shall continue to perform its undisputed obligations under this Agreement pending final resolution of any dispute arising out of or relating to this Agreement; provided, however, that a party may suspend performance of its undisputed obligations during any period in which the other party fails or refuses to perform its undisputed obligations. Nothing in this Section is intended to relieve Licensee from its obligation to make undisputed payments pursuant to Sections 4 and 6 of this Agreement.

13.5.	Statute of Limitations. The parties agree that all applicable statutes of limitation and time-based defenses (such as estoppel and laches) shall be tolled while the procedures set forth in Section 13.3 are pending. The parties shall cooperate in taking any actions necessary to achieve this result.

14.	Confidentiality.

14.1.	Each party undertakes that it will not at any time hereafter use or divulge or communicate to any person other than those of its senior executives and those members of its professional advisors who, in each case, need to know any confidential information they may come to know as a result of the performance of this Agreement – such information is defined as confidential (“Confidential Information”) and includes, but is not restricted to, names, contact information, process blueprints, methodologies, proprietary knowledge, know how, information related to the respective business activities of the parties, and/or the joint project, pricing information, sales and marketing information, financial information, business plans, budgets, etc. and they shall use all reasonable endeavors to prevent the publication or disclosure of any Confidential Information concerning such matters and so that these obligations shall continue to apply during the term of this Agreement and for a period of five (5) years thereafter but shall cease to apply to information which shall come into the public domain other than by a breach of this Section 14. Upon termination or expiration of this Agreement for any reason, all Confidential Information of a disclosing party shall be immediately returned to it.

14.2.	No announcement or publicity concerning the terms of this Agreement shall be made or issued by any party without the prior written approval of the other party other than as required by law (including without limitation the U.S. securities laws) or by the rules of any regulatory organization to which any of the parties hereto is subject (in which case the parties shall consult with each other on the form of the announcement if possible under time and legal constraints). Without limiting the foregoing, Licensee acknowledges that Licensor is a public company traded on a U.S. stock exchange, and that it is reasonably familiar with regulations and policies applicable to such a company, is committed to comply with them, assist Licensor to comply with them, and acknowledges that Licensor may have reporting obligations relating to this Agreement, and Licensor is allowed to, but not obligated, to consult Licensee with regards to such reporting obligations.

14.3.	Both parties consider the restrictions comprised in this Section 14 to be reasonable and the provisions herein shall remain in force and be fully applicable in all circumstances in accordance with its terms and in particular shall not be discharged or affected by any breach or repudiation of this Agreement in each case whatever its nature or howsoever caused or arising or by any other matter, circumstance, or thing whatsoever.

15.	Miscellaneous.

15.1.	Notice. Any notices required or permitted under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be sent by hand, recognized national overnight courier, confirmed facsimile transmission, confirmed electronic mail, or registered or certified mail, postage prepaid, return receipt requested, to the following addresses or facsimile numbers of the parties:

If to Licensor:

Attention:
Tel:

If to Licensee:

Attention:
Tel:

All notices under this Agreement shall be deemed effective upon receipt. A party may change its contact information immediately upon written notice to the other party.

15.2.	Governing Law. This Agreement and all disputes arising out of or related to this Agreement, or the performance, enforcement, breach or termination hereof, and any remedies relating thereto, shall be construed, governed, interpreted and applied in accordance with the laws of the State of Israel, without regard to conflict of laws principles, except that questions affecting the construction and effect of any patent shall be determined by the law of the country in which the patent shall have been granted.

15.3.	Force Majeure. Neither party will be responsible for delays resulting from causes beyond the reasonable control of such party, including without limitation fire, explosion, flood, war, strike, or riot, provided that the nonperforming party uses commercially reasonable efforts to avoid or remove such causes of nonperformance and continues performance under this Agreement with reasonable dispatch whenever such causes are removed.

15.4.	Amendment; Waiver. This Agreement may be amended, supplemented, or otherwise modified only by means of a written instrument signed by both parties. Any waiver of any rights or failure to act in a specific instance shall relate only to such instance and shall not be construed as an agreement to waive any rights or fail to act in any other instance.

15.5.	Severability. In the event that any provision of this Agreement shall be held invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect any other provision of this Agreement, and the parties shall negotiate in good faith to modify the Agreement to preserve (to the extent possible) their original intent. If the parties fail to reach a modified agreement within thirty (30) days after the relevant provision is held invalid or unenforceable, then the dispute shall be resolved in accordance with the procedures set forth in Section 13. While the dispute is pending resolution, this Agreement shall be construed as if such provision were deleted by agreement of the parties.

15.6.	Approvals; Binding Effect. Subject to the requisite approvals under applicable law, including approval of the board of directors of each party, the Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns.

15.7.	Headings. All headings are for convenience only and shall not affect the meaning of any provision of this Agreement.

15.8.	Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements or understandings between the parties relating to its subject matter.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

SCISPARC LTD.		POLYRIZON LTD.

By:	/s/ Oz Adler	By:	/s/ Tomer Izraeli
Name:	Oz Adler	Name:	Tomer Izraeli
Title:	CEO and CFO	Title:	CEO

By:	/s/ Amitay Weiss
Name:	Amitay Weiss
Title:	Chairman

Exhibit A – Licensed Patent Rights

[Redacted]

Exhibit B – Development Plan, Milestones and Development Milestone Fees

[Redacted]